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                                                                    EXHIBIT 4.16

                         CERTIFICATE OF INCORPORATION

                                       OF

                        ENSERCH PREFERRED CAPITAL, INC.


1. The name of the Corporation is Enserch Preferred Capital, Inc.
2. The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 18901. The name of its registered agent at such address is THE CORPORATION TRUST COMPANY.
3. The nature of the business or purposes to be conducted or promoted is:
   (a) To be a Class B Member and holder of Class B Common Securities of ENSERCH CAPITAL L.L.C.
   (b) To transact any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
4. The total number of shares of stock which the corporation shall have authority to issue is one thousand (1,000) and the par value of each of such shares is One Hundred Dollars ($100.00), amounting in the aggregate to One Hundred Thousand Dollars ($100,000.00).
5. Shareholders are hereby denied the right to cumulate their votes for the election of directors. Shareholders shall have only preemptive rights to purchase additional shares of stock as may be issued hereafter from time to time. Such rights shall exist with respect to shares originally authorized, shares hereafter authorized, or treasury shares but shall not exist with respect to shares issued to effect a merger, consolidation, or acquisition of another corporation. The Board of Directors shall establish the price, terms and conditions on which such preemptive rights may be exercised on an equitable basis.
6. The name and mailing address of the incorporator is W. T. Satterwhite, ENSERCH Center, 300 South St. Paul Street, Dallas, Texas, 75201.

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7. The name and mailing address of each person who is to serve as a director until the first annual meeting of the shareholders or until a successor is elected and qualified is as follows:


NAME                  MAILING ADDRESS
- --------------------  ------------------------------------
D. W. Biegler         300 S. St. Paul, Dallas, Texas  75201
W. T. Satterwhite     300 S. St. Paul, Dallas, Texas  75201
S. R. Singer          300 S. St. Paul, Dallas, Texas  75201


8.  The corporation is to have perpetual existence.
9. The power to adopt, amend, or repeal the bylaws is conferred upon the shareholders.
10. Meetings of shareholders may be held within or without the State of Delaware as the bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the corporation. Election of directors need not be by written ballot unless the bylaws of the corporation shall so provide.
11. The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.
12. To the fullest extent permitted by the Delaware Corporation Law as the same exists or may be hereafter amended, a director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

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    I, THE UNDERSIGNED, the incorporator herein named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, declaring and certifying that this is my act and deed and that the facts herein stated are true, and accordingly have hereunto set my hand this 17th day of March, 1994.


                                            /s/ W. T. Satterwhite
                                       _________________________________
                                                W. T. Satterwhite

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